Exhibit 2.1

SECOND FRAMEWORK AGREEMENT LETTER AGREEMENT

This Letter Agreement (this “Agreement”) is made and entered into as of May 13, 2022, by and among Twilio Inc., a Delaware corporation (“Investor”), Carlyle Partners V Holdings, L.P., a Delaware limited partnership (“Carlyle”), and Syniverse Corporation, a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined herein have the respective meanings ascribed to those terms in the Framework Agreement (as defined below).

R E C I T A L S

WHEREAS, the parties to this Agreement previously entered into that certain Framework Agreement, dated February 26, 2021 (as amended or otherwise modified from time to time, the “Framework Agreement”);

WHEREAS, the parties to this Agreement now desire to set forth their agreement with respect to certain matters in connection with the Framework Agreement, including modifying and amending the Framework Agreement in certain respects in accordance with the terms and conditions set forth herein and therein.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, the parties, intending to be legally bound hereby, do agree as set forth herein:

ARTICLE ONE

Section 1.1 Framework Agreement. The parties agree that:

(a) The amount described in clause (b) of the definition of “Consolidated Total Debt Ratio” in the Framework Agreement (“Framework EBITDA”) is deemed to be $197 million, provided that the Parties acknowledge and agree that if the sum of the dollar amounts to be used for purposes of determining Consolidated EBITDA (as defined in the definitive documentation for the Alternative Transaction Refinancing) for the fiscal quarters ended May 31, 2021, August 31, 2021, November 30, 2021 and February 28, 2022, as set forth in the definition of “Consolidated EBITDA” in the definitive documentation for the Alternative Transaction Refinancing, is less than $214 million (the aggregate dollar amount of such shortfall, the “EBITDA Shortfall”), then the Framework EBITDA shall be reduced by the EBITDA Shortfall.

(b) The initial allocation of expenses in the intercompany arrangements to be put in place pursuant to the Pre-Closing Steps shall be consistent with the Quality of Earnings report attached hereto as Exhibit A, and Investor hereby consents to such allocation.

(c) Notwithstanding the listing of the platform known as “IDC” in Section (v)(A)(4) of the definition of “Enterprise Transferred Assets” in Exhibit A of the Framework Agreement, the platform known as “IDC” shall be an Excluded Asset.

Section 1.2 Management Adjustments. The Company represents and warrants to Investor that the $31 million of Pro Forma Adjustments (as defined in the First Lien Credit Facility) and the $9 million of Management Adjustments (as defined in the Quality of Earnings report attached hereto as Exhibit A) that are included in the $197 million Framework EBITDA are validly included in the calculation of EBITDA under the First Lien Credit Facility in accordance with the requirements of the First Lien Credit Facility.

Section 1.3 Future Allocations.

(a) The parties agree that, on an annual basis following the Closing, the Company shall commence and complete a detailed study (the “Time Use Study”) of the time spent by the employees of the Company and its Subsidiaries on North America Enterprise Business matters and Remaining Business matters, respectively, with the Time Use Study overseen by a committee of the Company’s board of directors (the “Board”) appointed in accordance with Section 2.8 of the Stockholders Agreement (the “Allocation Committee”). Following the completion of each Time Use Study (the first of which shall be completed no later than October 31, 2022 and each thereafter no later than 30 days prior to the end of each subsequent fiscal year), the Board will, to the extent warranted by the results of the Time Use Study, in the Board’s reasonable judgment, modify the allocation of costs between the North America Enterprise Business and the Remaining Business for the then-subsequent fiscal year. As part of the Time Use Study, the Allocation Committee shall consult with the Company’s auditors as to the detailed allocation of costs for the subsequent fiscal year (and any methodology utilized therefore), and shall consider any feedback provided by the auditor.

(b) Following the Closing, prior to the completion of the first Time Use Study and, solely if the Board approves modifications of the allocation of costs pursuant to Section 1.2(a) hereof in response to such Time Use Study, the implementation of such modifications, the Company shall not incur any third party term loan indebtedness for borrowed money.

Section 1.4 Revolver Usage. The parties agree that, notwithstanding anything to the contrary in any Transaction Agreement or in the definitive documentation for the Alternative Transaction Refinancing (including the definition of “Consolidated Funded Indebtedness” therein), the “Consolidated Total Indebtedness” as utilized in the Stockholders Agreement shall include the amounts drawn under any revolving credit facility of Buccaneer Holdings, LLC (“Steel Sub”), Syniverse Holdings, Inc. (to be converted into a Delaware limited liability company prior to Closing) and/or their respective Subsidiaries (as defined in the Stockholders Agreement), or of which Steel Sub and/or its Subsidiaries (including Syniverse Holdings, Inc.) are an obligor or guarantor, that would be reflected on a balance sheet of Steel Sub prepared as of any applicable date of determination on a consolidated basis in accordance with GAAP.

2

ARTICLE TWO

Section 2.1 Effect. Except as expressly provided in this Agreement, all of the terms and provisions of the Framework Agreement are and will remain in full force and effect. Nothing in this Agreement shall be construed to modify any provision of the Framework Agreement other than as specifically set forth herein.

Section 2.2 Miscellaneous. The provisions of Section 9.2 and Article 10 of the Framework Agreement are hereby incorporated into this Agreement, mutatis mutandis.

[Signature Pages Follow]

3

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

SYNIVERSE CORPORATION

By:	/s/ Andrew Davies
Name: Chief Executive Officer
Title: Andrew Davies

[Signature Page to Second Framework Agreement Letter Agreement]

CARLYLE PARTNERS V HOLDINGS, L.P.
By: TC Group V, L.P. its general partner
By: TC Group V, L.L.C., its general partner

By:	/s/ Patrick R. McCarter
Name: Patrick R. McCarter
Title: Authorized Person

[Signature Page to Second Framework Agreement Letter Agreement]

TWILIO INC.

By:	/s/ Khozema Shipchandler
Name: Khozema Shipchandler
Title: Chief Operating Officer

[Signature Page to Second Framework Agreement Letter Agreement]